EXHIBIT 99.1

News Release

Rosetta Genomics Initiates
Closing of Private Placement

PHILADELPHIA and REHOVOT, Israel (October 19, 2011) – Rosetta Genomics, Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced that it has initiated the closing of its previously announced private placement and expects to receive $1.5 million in gross proceeds.  The Company expects to issue an aggregate of 2,025,001 ordinary shares at a price of $0.75 per share, Series A warrants to purchase up to an aggregate of 2,025,001 ordinary shares at an exercise price of $1.00 per share and Series B warrants to purchase up to an aggregate of 1,012,501 ordinary shares at an exercise price equal to the greater of $0.01 or NIS 0.04 per share. Three affiliated investors that had entered into the definitive purchase agreement to purchase an aggregate of 573,000 ordinary shares have notified the Company that they do not intend to deliver payment for the shares.

The net proceeds to Rosetta from the private placement, after deducting placement agent fees and other offering expenses payable by Rosetta, are expected to be approximately $1.3 million.

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM), acted as the exclusive placement agent for the offering.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities of Rosetta.  The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

About Rosetta Genomics
Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including statements relating to the expected gross and net proceeds from the private placement, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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